Exhibit 10.5

JOINT MINING AGREEMENT

THIS JOINT MINING AGREEMENT (this “Agreement”) is entered into effective April 27, 2026 (the “Effective Date”) by and between

Big Digital Energy, LLC, with its registered address at 2500 City West Blvd, Suite 150-138, Houston, TX 77042 (“Customer”), and

Big Digital Energy, Inc., with its registered address at 950 Railroad Ave. Midland, PA 15059 (“BGDE”)

(each of Customer and BGDE is hereinafter referred to individually as a “Party” and collectively as the “Parties”).

RECITALS

WHEREAS, Customer owns certain cryptocurrency mining machines and appurtenant equipment, including Hosted Miners, as specified in Schedule B (the “Customer Equipment”);

WHEREAS, BGDE is principally engaged in data center management, cryptocurrency mining operations, and related services, and possesses the necessary facilities, expertise, and operational resources to manage data center infrastructure and operate cryptocurrency mining equipment;

WHEREAS, the Parties desire to collaborate in a joint mining arrangement, under which Customer will provide the Customer Equipment and BGDE will provide Data Center resources, hosting services, and operational management for the Customer Equipment and the Data Center in accordance with the terms of this Agreement;

WHEREAS, the Parties intend that mining proceeds generated from the operation of the Customer Equipment shall be shared between the Parties pursuant to an agreed profit-sharing structure, with electricity and other mining-related costs treated as passthrough costs and allocated in accordance with the applicable profit-sharing ratios, as further set forth herein;

NOW, THEREFORE, in consideration of the foregoing recitals, the mutual promises hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1	Definitions

As used in this Agreement, the following capitalized terms shall have the following meanings:

1.1	Basic Troubleshooting consists of one or more of the following:

1.1.1	Miner Basic Troubleshooting

(1)	Regular walkthroughs and visual inspections of Customer Equipment at Data Center pursuant to Clause 1.3, for alerts;

(2)	Configuration and / or reconfiguration of Customer Equipment at Data Center;

(3)	Completing power drain (Flea Drain) and restart of Customer Equipment;

(4)	Rebooting or changing work mode of Customer Equipment at Data Center via Lyra system, or other monitoring systems approved in writing by both Parties in accordance with its security and access policies;

(5)	Reasonable visual inspection of Customer Equipment at Data Center in search of any abnormal or obvious signs of distress; and

(6)	Operation maintenance, which may include the identification, troubleshooting, and resolution of common operational failures, including, without limitation, failures relating to controller cards, power supplies, fans and hash boards;

(7)	Onsite replacement of components and consumable parts as part of the routine maintenance of Customer Equipment, where such replacement does not require offsite repair facilities and does not require component-level repair, soldering, refurbishment, or specialized diagnostics; and

(8)	Sending Customer Equipment for repair and / or replacement, including those as covered under a third-party warranty pursuant to Clause 2.5.

1.1.2 Infrastructure Basic Troubleshooting

(1)	Power cycling;

(2)	Network scans of Customer Equipment at Data Center;

(3)	Changing the power supply source of Customer Equipment at Data Center with a known, good working source;

(4)	Swapping out defective network cables for Customer Equipment at Data Center with functioning network cables;

(5)	Moving a Customer Equipment from a currently failing location to a more favorable location within Data Center; and

(6)	Reperforming one or more of the above.

For the avoidance of doubt, Basic Troubleshooting does not include advanced diagnostics, component-level repair, or offsite refurbishment unless expressly agreed to in writing in the applicable Schedule or Statement of Work. All shipment, transportation, replacement parts and equipment shall be at the cost and risk of Customer.

1.2	Billing Period means the period of approximately one (1) month for which BGDE issues invoices to Customer for the Services, as defined in Clause 2, provided by BGDE during such period, the determination of which shall follow the following principle: (a) the first Billing Period shall commence from the first Deployment Date, as defined in Clause 1.7, through the last calendar day of the same month, and (b) each of the subsequent Billing Periods shall commence from the first calendar day of the month following the previous Billing Period through the last calendar day of such month.

1.3	Data Center means the qualified hosting facility located at the address specified in Schedule A, or such other location or locations agreed to by both Parties, which shall conform in all material respects to the specifications and requirements set forth in Schedule A.

1.4	Deployment Date means the date agreed by both Parties for a portion or all of Customer Equipment to be deployed at the Data Center, pursuant to Schedule B.

1.5	Forecasted Revenue per Rack means the revenue based on a profitability calculator, such as NiceHash, to be agreed upon by Customer and BGDE.

1.6	Grid Authority means, any utility company, curtailment service provider, independent system operator (ISO), regional transmission organization (RTO), transmission system operator (TSO), distribution system operator (DSO), load-serving entity, or other governmental, regulatory, or quasi-governmental authority that is responsible for, or has authority over, the operation, dispatch, reliability, balancing, congestion management, or stability of the electricity grid.

1.7	Hosted Miner means any of Customer Equipment that is installed and deployed at BGDE’s Data Center for the purpose of cryptocurrency mining.

1.8	Local Business Day means any day that is not a Saturday, Sunday, public holiday, or any other day on which commercial banks are required or authorized by applicable laws to be closed in the jurisdiction where the Data Center is located.

1.9	MDC Infrastructure means the equipment utilized by BGDE to operate the Hosted Miners, including without limitation the exhaust fans, switches, lights, and CCTV.

1.10	Mining Pool means the location for which all BTC Revenue generated from operating Hosted Miners are directed for the purpose of this Agreement.

1.11	Nameplate Hashrate means the theoretical hashing power of a Hosted Miner under ideal operating conditions specified by the manufacturer of the Hosted Miner.

1.12	Intellectual Property means all intellectual property rights, whether registered or unregistered, recognized anywhere in the world, including but not limited to: (a) patents, utility models, and designs; (b) copyrights and related rights; (c) trademarks, service marks, trade names, domain names, logos, trade dress; and (d) trade secrets, know-how, confidential business information, customer lists, technical data, formulas, algorithms, research results, and other proprietary information; together with all rights to apply for, renew, extend, and restore any of the foregoing.

2	Services

2.1	Subject to the terms and conditions (including BGDE delivering the Data Center and MDC Infrastructure, (“Facilities”) set forth hereinbelow, Customer agrees to provide to BGDE Hosted Miners as set forth in Schedule B at the Facilities, pursuant to Clause 2.2.

2.2	BGDE shall provide the electric power infrastructure, including containers, necessary to operate Miners with a specified energy utilization capacity as agreed to herein pursuant to Schedule A at the Data Center. Thereafter, BGDE shall provide hosting capacity, housing and equipment for Miners with the specified energy utilization capacities and other services set forth below that will be delivered to the Facilities in accordance with Schedule A.

2.3	Infrastructure Services

2.1.1	BGDE shall perform such janitorial services, environmental systems maintenance, power plant maintenance, internet maintenance and other actions as are reasonably required to maintain the Data Center for use in a condition which is suitable for the placement of Customer Equipment, and telecommunications and internet access equipment and satisfies the requirements set forth in Schedule A. BGDE shall also ensure that the Data Center is duly licensed (if applicable), maintained, and operated in compliance with all applicable laws, regulations, and permits.

2.1.2	From the Deployment Date and for the duration of the Term, BGDE will provide sufficient energy capacity at the Data Center for the operation of Customer Equipment to mine cryptocurrency and, in doing so, will also provide hosting and operation services, which shall include (i) managing Data Center, providing internet access at Data Center, and (ii) providing all other necessary infrastructure and operation services at Data Center to enable all Customer Equipment installed at Data Center to mine cryptocurrency at Data Center on a reliable ongoing basis subject to Mandatory Curtailment events, Customized Firmware configuration and Force Majeure Events, operating conditions, curtailment events, network availability, firmware configuration, ambient conditions, and other factors outside of BGDE’s reasonable control, and without constituting a guaranteed performance or hashrate warranty.

2.1.3	BGDE shall properly place, install, and connect Customer Equipment to the power grids and the internet, and configure Customer Equipment before the Deployment Date such that all Customer Equipment can commence normal operation as of the Deployment Date.

2.4	Transportation of Customer Equipment; Inspection; Delivery

2.4.2	BGDE shall assist Customer in handling all the formalities of transportation, import, customs clearance and customs duty declarations of Customer Equipment in connection with the transportation of Customer Equipment to the Data Center. All the associated fees and expenses shall be borne by Customer.

2.4.3	BGDE shall, within two (2) Local Business Days upon arrival of Customer Equipment at the Data Center (the “Visual Inspection Period”), verify the quantity and models, and conduct a visual inspection of Customer Equipment for “Readily Observable Physical Damage”, which is damage to Customer’s equipment that is reasonably observable without unpacking or breaking down received pallets. Upon completion of such inspection, BGDE shall submit an asset report to Customer confirming the quantity, models, and physical condition of the received Customer Equipment. Any Customer Equipment that shows visible damage that is reasonably likely to affect its normal operation shall be promptly reported to Customer, clearly identified, and segregated and stored in a proper and secure manner, pending Customer’s instruction.

2.4.4	If BGDE fails to submit an asset report and/or provide written confirmation of the exterior condition of the Customer Equipment or notify Customer in writing of any Readily Observable Physical Damage to the Customer Equipment within the Visual Inspection Period, then, upon expiry of such period, BGDE shall be deemed to have accepted the Customer Equipment in the quantity and models as notified by Customer, and to have confirmed that no visible physical damage to Customer Equipment existed at the time of delivery. For the avoidance of doubt, this Clause only applies to Readily Observable Physical Damage as defined in Clause 2.2.2.

2.4.5	Customer will deliver all Customer Equipment, including the respective batch of ASIC miners to be used as Hosted Miners, to BGDE, FOB destination, BGDE’s Data Center Facility via the common carrier mutually agreed upon by the Parties, and shall be accompanied by appropriate transportation and other agreed upon documentation. Customer shall make all arrangements for shipping via the agreed upon carrier. Risk of loss or damage to Customer’s Equipment shall remain solely with Customer until delivered FOB to the Data Center Facility.

2.4.6	Except as otherwise agreed by both Parties, if Customer fails to ship the respective batch of Customer Equipment before or within ten (10) calendar days of each batch shipment date as set forth in Schedule B, BGDE shall be entitled to payment from Customer for the corresponding Delayed Compensation in accordance with the corresponding number of hours and number of Customer’s Equipment delayed and any other compensation, expenses, fees, charges, or other sums which may be due to BGDE by Customer.

2.5	Installation

2.5.2	BGDE shall endeavor to complete the installation and initial power-on of Customer Equipment in accordance with the technical specifications and operational requirements agreed by the Parties within five (5) Local Business Days after delivery of such equipment to the Data Center. BGDE may charge Customer On-Rack and De-Rack fees as specified in Clause 5.10.3.

2.5.3	Within two (2) Local Business Days after initial power-on, BGDE shall inspect the operational status of the Customer Equipment and notify Customer in writing of any Customer Equipment that fails to operate in accordance with its normal intended function or is otherwise manifestly defective.

2.5.4	Failure by BGDE to provide such notice within the foregoing timeframe shall be deemed acceptance of the Customer Equipment’s operational condition upon power-on, provided that such deemed acceptance shall not apply to latent defects or failures not reasonably discoverable during initial installation, power-on, or normal operation.

2.5.5	The Parties acknowledge that installation timelines may vary based on shipment size, site conditions, and operational sequencing. Except as expressly set forth in Schedule B, BGDE does not guarantee that all Customer Equipment will be fully installed or online within a fixed number of Local Business Days.

2.6	Operation and Maintenance

2.6.1	From the Deployment Date and for the duration of the Term, BGDE will also monitor and manage Hosted Miners at the Data Center in accordance with generally recognized industry standards for similar services (collectively, “Monitoring”) and will monitor Hosted Miners at the Data Center and provide Basic Troubleshooting. Monitoring and reporting shall be performed in accordance with the monitoring system hierarchy and access controls set forth in Clause 2.7, 2.8, and 2.9.

2.6.2	Upon request of Customer, BGDE shall allow Customer to access the Data Center to inspect the status of the Data Center before the Deployment Date, pursuant to Clause 2.8. BGDE shall properly place, install, and connect Customer’s Equipment to the power grids and the internet, and configure Customer’s Equipment before the Deployment Date such that all Customer’s Equipment can commence normal operation as of the Deployment Date.

2.7	Repair

If a Hosted Miner cannot function properly after Basic Troubleshooting by BGDE (the “Malfunctioning Miner”), BGDE agrees to use reasonable efforts to give prompt notice to Customer in writing (“Notice of Repair”) and BGDE agrees to repair or cause a qualified third party to repair the Malfunctioning Miner (if repairable). The “Repair-Related Fee” shall be included in the Mining Costs (as set out in Clause 5.3) for the purpose of calculating the Net Mining Proceeds. For the purpose of this Agreement, the “Repair-Related Fee” refers to (i) the repair costs, (ii) the costs of consumables and spare parts required for the repair and replacement; and (iii) the transportation costs associated with the repair. For the avoidance of doubt, the repair fee of any Customer Equipment during the period of any applicable warranty period of such Customer Equipment shall not be counted towards the Repair-Related Fee, including any round-trip shipping, logistics or transportation costs incurred in sending such Customer Equipment to and from the repair center.

2.8	Operation Standard

2.8.1	BGDE agrees to at all times operate Customer Equipment and maintain the Data Center, in a safe and respectful manner consistent with the industry prudent standards, and according to the requirements as agreed by the Parties in writing.

2.8.2	BGDE shall use commercially reasonable efforts and industry-standard measures to safeguard the integrity and security of Customer Equipment. BGDE shall maintain industry standard network security practices and monitoring procedures to identify and address potential security issues relating to Customer Equipment or the Data Center.

2.8.3	Upon the mutual written agreement of the Parties, Customer may deploy its own personnel and/or designate a third party to operate and maintain the Hosted Miners at the Data Center. In such event, the Parties shall in good faith review and, where appropriate and mutually agreed upon, amend the Proceeds Sharing Ratio set forth in Clause 5.1 and/or the Mining Costs arrangements set forth in Clause 5.3, as necessary to reflect the revised operational responsibilities and cost allocation arising from such change in operational structure. Any such amendment shall be documented in writing and signed by both Parties and shall not take effect unless and until so documented.

2.9	Monitoring System and Reporting

2.9.2	BGDE’s primary monitoring and power management system (“BGDE’s Monitoring System”) shall be BGDE’s standard platform (currently Braiins Manager) to ensure compliance with required curtailment dispatch execution as integrated with BGDE’s curtailment BGDE.

2.9.3	BGDE shall prepare and provide to Customer a daily report, which shall include, without limitation: (u) operational status and uptime of each Hosted Miner; (v) hash rate and computational performance of each Hosted Miner; (w) any downtime events, curtailment, incidents, or maintenance activities affecting the Hosted Miners; and (x) any other metrics or information reasonably requested by Customer, (item (u) and (v) can be viewed through BGDE’s Monitoring System by Customer and is therefore not required to be separately included in the daily report). Reports shall be provided at a fleet or facility level where miner-level data is not reasonably available by aforementioned monitoring tools.

2.9.4	In the event that BGDE is unable to use its Monitoring System due to objective reasons beyond its control (such as functionality, conflict with other software or hardware, technical limitations, network constraints, or site-specific restrictions), BGDE shall: (i) promptly notify Customer of the specific system or network limitations preventing the use of the monitoring system; and (ii) utilize an alternative monitoring arrangement to be converted to the primary monitoring tool (the “Alternative Monitoring System”), provisioning access to Customer and, to the best of its ability, ensuring requested reporting configurations and data are comparable to BGDE’s Monitoring System.

2.9.5	BGDE shall ensure that all monitoring and reporting is accurate, timely, and complete, and shall cooperate fully with Customer in reviewing and verifying the reported data.

2.10	Access

BGDE shall provide Customer, and its authorized employees, agents, contractors, subcontractors (collectively, “Customer Personnel”), with reasonable access to the Data Center and Customer Equipment for purposes of inspection and repair, provided that Customer shall provide at least one (1) Local Business Day written notice to BGDE prior to any access request. Such access shall be limited to Data Center normal business hours and subject to BGDE’s visitor safety rules, policies and procedures, including limitations to the number of Customer Personnel allowed access at any given time. Customer shall ensure that Customer Personnel conduct any such repairs or inspections in a manner that does not disrupt the operations of BGDE.

2.11	Security

BGDE represents and warrants that it shall provide commercially reasonable site security at the Data Center. BGDE shall take reasonable and responsible measures to protect the security of Customer Equipment and ensure that access to the Data Center and Customer Equipment shall be monitored and restricted at all times. BGDE uses existing camera monitoring systems which cover key areas of the Data Center, including all entry and exit points and equipment zones, to ensure continuous surveillance and security monitoring. BGDE shall provide Customer with prompt written notice if unauthorized access to the Data Center or Customer Equipment occurs. BGDE shall take all reasonable measures to protect Customer Equipment from loss, theft, damage, or destruction. BGDE shall be responsible for loss or damage to Customer Equipment only to the extent caused by BGDE’s negligence, willful misconduct and failure to implement appropriate security or protective measures at the data center.

2.12	Inventory and Audit

2.12.2	BGDE shall maintain inventory check records of all Customer Equipment. At the reasonable request of Customer, BGDE shall provide a detailed report on the inventory, including the status (whether it is deployed on shelf or not) of each Customer Equipment.

2.12.3	BGDE shall promptly notify Customer of any discrepancies, damage, or loss of Customer Equipment and shall take all necessary actions to rectify such issues in accordance with the terms of this Agreement.

3	Service Level Agreement (SLA)

3.1	Uptime

3.1.1	BGDE shall use commercially reasonable efforts to avoid or minimize disruptions to the operation of Customer Equipment, which are caused by its maintenance works, and shall provide written notice to Customer prior to the commencement of maintenance works, identifying the anticipated duration.

3.1.2	Notwithstanding the foregoing, during the Term, the Parties acknowledge and agree that the Monthly Minimum Uptime Rate for all Hosted Miners at the Data Center shall be 95% per month. For the purpose of this Agreement, the “Monthly Minimum Uptime Rate” means the percentage obtained by dividing (i) the total actual operating hours during which the Hosted Miners are continuously powered, connected to the network, and capable of performing mining activities, by (ii) the total hours in such month, excluding only those hours of downtime attributable: (a) to a Force Majeure Event; (b) any Mandatory Curtailment or Voluntary Curtailment and any additional Demand Response programs mutually agreed upon in writing by the Parties; (c) utility outages, transmission interruptions, grid instability, or actions, instructions, or directives of any Grid Authority or independent system operator; (d) failures, outages, or degradation of mining pool infrastructure, internet backbone providers, or third-party network services not controlled by BGDE; or (e) any actions, omissions, instructions, configuration changes, software, firmware, pool settings, wallet changes, or access credentials provided, modified, or directed by or on behalf of Customer.

3.2	Curtailment

The Parties acknowledge and agree to the curtailment procedure outlined in Schedule D.

4	Term, Renewal and Termination

4.1	Term

4.1.1	Fixed Initial Term. The Agreement shall have a fixed initial term of twelve (12) months from the Effective Date (the “Term”) and shall not automatically renew, unless expressly agreed by the Parties in writing.

4.1.2	30-Day Profitability Review. If, following the first thirty (30) consecutive days of commercial mining operations, the joint mining operations are not profitable on a net basis (after deduction of electricity, hosting, operating, and repair costs), either Party may terminate the Agreement by written notice delivered within ten (10) days following the end of such 30-day period, with termination effective immediately upon notice.

4.1.3	Hyperscaler Conversion Termination. BGDE may terminate this Agreement for convenience upon thirty (30) days’ prior written notice if BGDE elects to convert the applicable facility or capacity to hyperscaler or non-mining compute use.

4.1.4	Each Party shall have the right to terminate this Agreement for convenience with a 90-day advanced written notice to the other Party. provided that any termination for convenience shall be subject to payment of all undisputed amounts accrued through the effective date of termination and completion of any orderly wind-down, reconciliation, and equipment removal procedures set forth in this Agreement. Wind down of mining operations and de-racking of Customer Equipment will occur only after the 90-day period has expired and the calendaring of which will be mutually agreed upon by the Parties

4.1.5	Effect of Early Termination. Upon any termination pursuant to this Section, accrued payment obligations shall survive, and ownership of the Miners shall be determined based on whether Full ROI has been achieved as of the termination effective date.

4.2	Termination for Cause

A Party may terminate this Agreement upon the occurrence of any of the following events:

4.2.1	If a Party materially breaches this Agreement and fails to cure such breach within fifteen (15) days or such longer period as mutually agreed by both Parties in writing, of its receipt of written notification thereof from the other Party, the non-breaching Parties may terminate this Agreement;

4.2.2	If a Party becomes bankrupt, insolvent, or has any substantial part of its property become subject to any levy, seizure, assignment, application, or sale for or by any creditor or governmental authority, the other Party may terminate this Agreement;

4.2.3	If a Force Majeure Event (as defined below) lasts longer than one (1) month, either Party may terminate this Agreement;

4.2.4	If the operation of all of Hosted Miners have been suspended for thirty (30) consecutive days due to reasons not attributable to Customer, Customer may terminate this Agreement;

4.2.5	If the operation of all of Hosted Miners have been suspended for thirty (30) consecutive days due to reasons not attributable to BGDE, BGDE may terminate this Agreement;

4.2.6	If the monthly uptime rate falls below the Monthly Minimum Uptime Rate for two (2) consecutive hosted months, subject to Clause 3.1.1, Customer may terminate this Agreement;

4.2.7	If BGDE repudiates, denies, or otherwise challenges Customer’s ownership of any of Customer’s Equipment, or transfers, disposes of, encumbers, any part of Customer’s Equipment without Customer’s prior written consent, Customer may terminate this Agreement; or

4.2.8	If any legislation in the jurisdiction where the Data Center is located prohibits the activities set forth in this Agreement, which means such activities become illegal in such jurisdiction, either Party may terminate this Agreement.

4.3	Effect of Termination

4.3.1	If this Agreement is terminated as provided, this Agreement will be of no further force or effect, following the termination effective date, provided that the termination will not relieve any Party from any liability for any breach of this Agreement.

4.3.2	Upon any expiration or termination of this Agreement and payment of all undisputed amounts due and payable under this Agreement, Customer will and shall have the right to, at its own cost, remove all Customer Equipment from the Data Center within forty-five (45) Local Business Days of such expiration or termination. BGDE shall provide general assistance to Customer in facilitating the removal of Customer Equipment, including granting timely access to the Data Center, coordinating logistics, and ensuring that Customer’s removal activities are not delayed, hindered, or otherwise obstructed by BGDE. For the avoidance of doubt, BGDE shall not unreasonably withhold access to, retain possession of, or delay the removal of Customer Equipment; provided, however, that BGDE may exercise customary and lawful remedies expressly set forth in this Agreement and pursuant to orders by the arbitration tribunal.

4.3.3	If Customer fails to remove its Equipment within the forty-five (45) Local Business Day period after the termination date, BGDE may charge reasonable storage fees commencing from the 46th Local Business Day. BGDE shall not be permitted to dispose of Customer Equipment without Customer’s prior written consent.

4.3.4	At the request of Customer, BGDE shall provide operational assistance to Customer in connection with the removal of Customer Equipment. Such assistance shall include, without limitation, un-shelving, and preparing the Customer Equipment for transport (all associated fees and costs shall be referred to as the “Removal Costs”). Removal Costs shall be borne by Customer. If this Agreement is terminated by Customer due to reasons attributable to BGDE, BGDE shall be responsible for the Removal Costs (including the De-Rack Fees listed in Clause 5.10.3) associated with Customer Equipment, provided that Removal Costs shall be limited to reasonable, documented out-of-pocket costs and shall not include internal overhead or markups, which shall be borne by Customer.

5	Gross Profit Sharing; Consideration

5.1	Gross Profits; Allocation

Subject to the terms and conditions of this Agreement, BGDE and the Supplier shall share equally, on a fifty percent (50%) / fifty percent (50%) basis (“Proceeds Sharing Ratio”), in the Gross Profits generated during each calendar month (each, a “Measurement Period”). For purposes of this Agreement, “Gross Profits” shall mean, for each Measurement Period, the amount equal to: (a) all Bitcoin Mining Revenue and Curtailment Program Revenue actually received during such Measurement Period that is attributable to the operation of the Hosted Miners under this Agreement, minus (b) the Mining Costs allocable to such Measurement Period in accordance with this Agreement.

For the avoidance of doubt:

1.	Bitcoin Mining Revenue includes all cryptocurrency proceeds generated by the Hosted Miners and credited to the Mining Pool designated for this Agreement, converted to U.S. dollars at the prevailing spot price at the time of receipt if not otherwise payable in cash.

2.	Curtailment Program Revenue shall be included in Gross Profits and allocated in accordance with the Proceeds Sharing Ratio, net of all CSP fees and charges, as expressly provided in Schedule D.

3.	Mining Costs shall consist solely of the items expressly set forth in Clause 5.10, including Electricity Costs and Repair-Related Fees, and shall be treated as pass-through costs.

4.	Gross Profits shall not be reduced by overhead, internal labor costs, data center infrastructure costs, depreciation, amortization, financing costs, management fees, administrative expenses, hedging losses, or other costs not expressly defined as Mining Costs.

5.	Gross Profits shall be calculated on an actual cash-received basis, consistently applied from period to period.

5.2	BGDE Gross Profit Share

BGDE shall be entitled to receive its fifty percent (50%) share of Gross Profits solely in the form of one hundred percent (100%) of the Bitcoin Mining Revenue generated during the applicable Measurement Period. Such Bitcoin Mining Revenue shall be payable to and retainable by BGDE in cash or cash equivalent upon receipt, and no portion thereof shall be payable to the Customer.

5.3	Customer Gross Profit Share; Equity Consideration

(a)	In consideration of its fifty percent (50%) share of Gross Profits for each Measurement Period, the Customer shall be entitled to receive shares of common stock of BGDE (the “Shares”), subject to and conditioned upon compliance with applicable law. Furthermore, cash or other consideration will be paid in lieu of the Shares, to the extent that (i) stockholder approval would otherwise be required for their issuance or the substitution is otherwise necessary to comply with Nasdaq listing standards or (ii) the substitution is approved by a majority of the independent members of the Company’s Board of Directors.

(b)	The number of Shares issuable to the Customer with respect to each Measurement Period shall be determined by dividing the Customers’ Gross Profit share for such Measurement Period by the arithmetic average of the daily volume-weighted average trading price of BGDE’s common stock for each trading day occurring within the prior thirty (30) consecutive calendar days ending on, and including, the final trading day of the Measurement Period (the “30-Day VWAP”). This data shall be sourced from the Nasdaq Official Closing Price (“NOCP”) or another reputable pricing source customarily used by BDGE for financial reporting purposes. Any trading day within this period on which no trades occur shall be excluded from the arithmetic average.

For purposes of illustration, if a Measurement Period ends on Friday, June 30th, the 30 Day VWAP would be determined by identifying all trading days within the 30-calendar-day lookback period from June 1st to June 30th. Assuming there are 22 such trading days after excluding weekends and holidays, the Daily VWAP for each of those 22 days (e.g., ranging from $10.00 to $10.50) is collected and summed. This total sum (e.g., $224.40) is then divided by the number of trading days (22) to arrive at an arithmetic average of $10.20. Finally, the number of Shares issuable is determined by dividing the Customer’s Gross Profit share (e.g., $100,000) by this average, resulting in the issuance of 9,803.92 Shares.

(c) The Customer’s fifty percent (50%) share of Gross Profits for each Measurement Period will be satisfied through a combination of equity instruments: twenty percent (20%) of the allocated amount shall be issued as Shares, while the remaining eighty percent (80%) shall be issued as warrants for the purchase of Shares. Each warrant will feature a five-year (5) term after the date of issuance and a fixed exercise (strike) price of $20.00 per Share, which shall be rendered out-of-the-money at the time of issuance. These warrants must be exercised via a cashless method, whereby the number of Shares issued is determined by subtracting the $20.00 exercise price from the Fair Market Value (defined as the 30-day VWAP ending on the trading day immediately preceding the exercise date), multiplying the result by the number of warrants being exercised, and dividing that product by the same Fair Market Value. For avoidance of doubt, the Company may value the warrants using the Black-Scholes method (or such other valuation methodology as the Company deems desirable) for any purpose under this Agreement or otherwise in its discretion, so long as the determination is approved by a majority of the independent members of the Company’s Board of Directors.

As a non-binding illustrative example, if the Gross Profits for a Measurement Period total $200,000 with a $100,000 allocation to the Customer, the payout would be split between stock and warrants. Specifically, $20,000 (20%) of the allocation would be satisfied through the issuance of Shares, with the total number of Shares determined by dividing that $20,000 by the applicable 30-day VWAP. The remaining $80,000 (80%) would be satisfied through warrants, resulting in the issuance of warrants for the purchase of 4,000 Shares based on a calculation of $80,000 divided by a fixed exercise price of $20.00. In the event the actual Gross Profit allocation differs from this example, the total number of Shares and warrants issued shall be adjusted proportionally to maintain these percentage allocations.

5.4	Monthly Calculation; True-Up; Issuance Timing

(a) Following the end of each Measurement Period, BGDE shall, in good faith and in a manner consistent with its internal accounting practices and public-company reporting obligations, calculate: (i) Gross Profits for such Measurement Period, (ii) the respective shares thereof payable to each Party, (iii) the applicable 30-Day VWAP, and (iv) the number of Shares issuable to the Customer.

(b) All such calculations shall be finalized and trued up as of the last day of the applicable Measurement Period. Subject to Clause 3.6, BGDE shall issue the applicable number of Shares to the Customer within five (5) trading days following the end of such Measurement Period.

(c) BGDE shall have no obligation to issue Shares prior to the completion of any approvals, notices, or filings required under applicable securities laws, stock-exchange rules, or BGDE’s organizational documents.

5.5	Rounding; Fractional Shares

(a) The number of Shares issuable to the Customer for any Measurement Period shall be rounded down to the nearest whole share.

(b) No fractional Shares shall be issued. In lieu of issuing any fractional Share, BGDE shall pay to the Customer a cash amount equal to the product of (i) such fractional Share and (ii) the applicable 30-Day VWAP. Such cash payment may, at BGDE’s election, be paid concurrently with the issuance of Shares or carried forward and aggregated with the subsequent Measurement Period’s settlement.

5.6	Securities Law; Public Company Compliance

(a) The Parties acknowledge that the Shares are being issued as consideration for services and revenue participation and that such issuance is intended to be exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to one or more available exemptions.

(b)	The Customer acknowledges and agrees that:

(i)	the Shares may be restricted securities under the Securities Act and applicable state securities laws;

(ii)	the Shares may bear customary restrictive legends; and

(iii)	the Shares may not be sold, transferred, or otherwise disposed of absent registration or an applicable exemption pursuant to Rule 144 of the Securities Act.

(c) Nothing in this Agreement shall be construed as a representation, warranty, or covenant by BGDE regarding the future value, marketability, or liquidity of the Shares, nor as an obligation to register the Shares under the Securities Act.

(d) Notwithstanding anything to the contrary herein, BGDE shall not be required to issue any Shares at any time or in any manner that would reasonably be expected to (i) violate applicable securities laws, (ii) result in a violation of stock-exchange listing standards, or (iii) materially and adversely affect BGDE’s status as a reporting company. In any such case, issuance shall be deferred until legally permissible, and the underlying calculation shall remain determinable and carried forward without interest or penalty.

5.7	Books and Records; Audit Rights

(a) BGDE shall maintain books and records reasonably sufficient to support the calculation of Gross Profits, Bitcoin Mining Revenue, the 30-Day VWAP, and the issuance (or cash settlement) of Shares under this Article III.

(b) No more than once in any twelve-month period, and upon not less than fifteen (15) days’ prior written notice, the Customer may, at its own expense, audit such books and records solely as they relate to this Article III, through an independent certified public accountant reasonably acceptable to BGDE.

(c) If any such audit reveals an under-issuance of Shares or underpayment in excess of five percent (5%) for the applicable Measurement Period, BGDE shall promptly correct such deficiency and reimburse the Customer for reasonable, documented audit costs.

5.8	No Fiduciary or Partnership Relationship

The profit-sharing arrangements set forth herein are contractual in nature only and shall not be deemed to create any partnership, joint venture, fiduciary duty, or agency relationship between the Parties.

5.9	Exclusive Consideration

Except as expressly set forth in this Article, neither Party shall be entitled to any additional distributions, payments, equity, or other consideration in respect of Gross Profits.

5.10	Mining Costs and Other Fees

Both Parties agree that the mining costs (the “Mining Costs”) are calculated pursuant to this Clause 5.10. The Mining Costs shall be shared by each Party pursuant to the Proceeds Sharing Ratio set out in Clause 5.1.

The Parties agree that the Mining Costs shall consist of the following components:

5.10.1	Electricity Costs: Both Parties agree that during the Term, the electricity costs shall be determined on a pass-through basis, as charged by BGDE’s power provider. The power usage data to be used for billing shall be taken from the power meters attached to each MDC utilizing Customer Equipment.

5.10.2	Repair-Related Fee: All Repair-Related Fees shall be calculated pursuant to Clause 2.5.

5.11	Taxes

Customer shall be responsible solely for its proportional share of any applicable sales or use taxes, determined in accordance with the Proceeds Sharing Ratio, to the extent such taxes are properly and legally imposed on the services rendered to Customer under this agreement. For the avoidance of doubt, Customer shall be liable only for taxes attributable to its share of such services, including any sales or use taxes charged on power supplied by BGDE’s power provider during the Billing Periods, where such taxes are legally imposed on Customer. To the extent that BGDE benefits from any exemption, reduction, or relief from sales or use taxes (including in respect of power), such exemption, reduction, or relief shall be applied correspondingly in determining any taxes chargeable to Customer. BGDE shall use reasonable efforts to obtain and maintain such exemptions and to ensure they are reflected in the amounts charged to Customer.

BGDE shall provide valid invoices and reasonable supporting documentation evidencing such taxes as a condition precedent to Customer’s obligation to pay. Customer acknowledges that Other Fees are exclusive of any applicable taxes including but not limited to sales or use tax.

Each Party shall be responsible for any property taxes, assessments, or similar levies imposed on or in respect of the assets respectively owns, leases or controls. Accordingly, Customer shall be responsible only for property taxes attributable to its own equipment, and BGDE shall be responsible for property taxes attributable to its own assets, including any land, buildings, or infrastructure owned or controlled by BGDE. Neither party shall charge or pass through to other any property taxes relating to assets that are not owned, leased or controlled by such other Party.

6	Representations Regarding the Data Center and Customer Equipment

6.1	Compliance with Laws

BGDE’s use and operation of the Data Center and Customer Equipment located at the Data Center must at all times conform in all material respects to all applicable laws, including the laws of the country in which BGDE is doing business, and the laws of the country where the Data Center is located.

6.2	License and Permits

BGDE shall be responsible for obtaining and maintaining all necessary and required licenses, permits, consents, or approvals from any national, state or local government, which may be necessary to use and operate the Data Center and to install, possess, maintain and operate Customer Equipment, except those required to be obtained by Customer or a third-party not subject to BGDE’s reasonable control.

6.3	Right to Access

BGDE represents that it has full power, authority and right to access and use the Data Center and such access or use will not violate the terms of any other agreement or arrangements to which it is a party or by which it is bound. The underlying lease (if applicable), with respect to the Data Center has a term that extends past the Term.

6.4	Ownership of Customer Equipment

Customer represents, warrants and covenants that it owns and has the unconditional and sole legal right and authority, and will continue to own or secure the legal right and authority, during the term of this Agreement, to use Customer Equipment in accordance with this Agreement. At its sole cost, Customer will defend, indemnify, and hold harmless BGDE from all claims or losses regarding the use of any Customer equipment over which a third-party claims ownership, authority, or control.

6.5	No Liens; Non-Fixture Status

BGDE has not granted, and will not grant, any third party any security interest in or lien on Customer Equipment or otherwise allow any third party to dispose of Customer Equipment. The Parties agree that, although BGDE may store, use, or install Customer Equipment at its Data Center, Customer Equipment is and shall remain the exclusive property of Customer and shall not be deemed to become a fixture of the Data Center or otherwise so related to the Data Center as to give rise to a similar interest to BGDE under applicable real estate law. BGDE shall not grant or otherwise facilitate any third party obtaining any lien, security interest, or other encumbrance to attach to any of Customer Equipment or any cryptocurrencies generated by Customer Equipment and shall defend and hold Customer harmless from any claim by a third party of any such lien, security interest, or encumbrance. BGDE shall take all necessary action to effectuate the provisions of this Agreement, to the extent permitted by law, including the grant of access to Customer and assisting Customer to provide documents to provide the ownership of Customer Equipment, notwithstanding any adverse condition of BGDE, such as bankruptcy or other insolvency proceedings. BGDE shall promptly notify Customer if any such written claim or written notice related to Customer Equipment is received by BGDE. For the avoidance of doubt, no dispute regarding fees, Mining Costs, charges, set offs, or other payments under this Agreement shall give rise to, or be used as a basis to assert, any lien, possessory right or retention right over Customer Equipment.

6.6	Initial Ownership; ROI Condition.

All cryptocurrency mining equipment deployed pursuant to the Agreement (the “Miners”) shall be owned by the Customer from the Effective Date until achievement of Full ROI.

6.7	Full ROI Definition.

“Full ROI” means the date on which the Customer has received cumulative net distributions from Gross Profits equal to one hundred percent (100%) of the total capital expenditures incurred by the Customer for acquisition, shipment, deployment, and commissioning of Customer Equipment identified in Schedule B, invoiced and purchased pursuant to this Agreement.

6.8	Automatic Transfer Upon ROI.

Immediately upon achievement of Full ROI, all right, title, and interest in and to the Miners shall automatically vest in BGDE, free and clear of all liens and encumbrances, without any further consideration. The Customer shall execute all documents reasonably requested by BGDE to evidence or perfect such transfer.

6.9	Conforming Effect.

From and after achievement of Full ROI, references in the Agreement to “Customer Equipment” shall be deemed to refer to BGDE-owned equipment for purposes of risk allocation, taxes, insurance, and end-of-term removal, except where expressly stated otherwise.

7	Representations and Warranties

Each Party represents and warrants to the other Party that as of the date of this Agreement and throughout the Term:

7.1	Such Party is properly constituted and organized, and has full power and authority to enter into this Agreement and perform its obligations hereunder;

7.2	The performance by such Party of its obligations hereunder will not, in any material respect, violate any applicable laws or the terms of any other agreement to which it is a party or by which it is bound, nor require the consent of any third party; and

7.3	Such Party is in material compliance with all applicable laws, rules, and regulations in each jurisdiction in which it operates, including but not limited to the Bank Secrecy Act/Anti-Money Laundering, Sanctions and Office of Foreign Assets Control regulations. Nothing herein shall be construed to impose compliance obligations on a Party with respect to the other Party’s business.

8	Insurance

For so long as there is any Customer Equipment on the site of the Data Center or otherwise in the possession of BGDE, BGDE shall secure such Customer Equipment on-site according to industry best practices. In addition, BGDE shall obtain and maintain, throughout the Term of this Agreement, all insurance coverage required under its lease(s) for the Data Center (if applicable) and all insurance required by applicable law. BGDE shall have no obligation to procure or maintain insurance coverage for Customer equipment and Customer shall be solely responsible for obtaining any insurance it deems advisable for Customer Equipment.

For the avoidance of doubt, the existence or maintenance of such insurance coverage shall not relieve, limit, or otherwise diminish BGDE’s obligations to protect, secure, and safeguard Customer Equipment in accordance with this Agreement. Any compensation received by Customer from such insurance may reduce BGDE’s liability only to the extent of the actual insurance payout received by Customer; provided, however, that BGDE’s liability for any loss of or damage to Customer Equipment arising from BGDE’s acts or omissions shall not be limited to the amount of such insurance coverage, nor shall it be capped by the insured amount or any insurance recovery.

9	Suspension of Operation.

During the Term of this Agreement, Customer shall have the right to request BGDE to suspend the operation of all or any of Hosted Miners without payment of any penalty if the Net Mining Proceeds are less than or equal to zero for two (2) consecutive weeks. The parties must agree in advance and in writing to any suspensions, including the scope and duration of any suspension. Until such time a suspension is granted, operations shall continue as if there were no suspension request pending. During such suspension period, Customer shall be relieved of the obligation to pay any Electricity Costs with respect to the Hosted Miners that are turned off.

10	Indemnification

10.1	Customer will indemnify, hold harmless, and defend BGDE, its subsidiaries, employees, agents, directors, shareholders, executives, and representatives from and against any liability, claim, judgment, loss, cost, expense or damage, including reasonable attorneys’ fees and reasonable legal expenses (collectively, the “Losses”), to the extent resulting from or arising out of: (i) any material inaccuracy in or breach or non-performance of Customer’s representations and warranties, or other covenants this Agreement in any material respects, (ii) the failure of Customer to perform or observe any material covenant, agreement or other provision to be performed or observed by it pursuant to this Agreement, (iii) any legal, regulatory or governmental action against or including Customer’s ownership, or Customer’s mining pool, wallet or software instructions (iv) any violation of any applicable law or regulation by Customer, and/or (v) any negligence, act, omission, in whole or in part by Customer. For the avoidance of doubt, Customer shall not be required to indemnify BGDE for any loss to the extent cause by BGDE’s negligence, gross negligence, willful misconduct, or material breach of this Agreement.

10.2	BGDE shall indemnify, defend and hold harmless Customer and its subsidiaries, employees, agents, directors, shareholders, executives, and representatives from and against any and all claims and Losses resulting from or arising out of: (i) any material inaccuracy in or breach or non-performance of any of BGDE ‘s representations and warranties, or other covenants in this Agreement in any material respects, (ii) the failure of BGDE to perform or observe any material covenant, agreement or other provision to be performed or observed by it pursuant to this Agreement, (iii) any legal, regulatory or governmental action against or including BGDE arising out of or relating to the ownership, operation, maintenance, or management of the Data Center or the provision of hosting services hereunder,(iv) any violation of any applicable law or regulation by BGDE and/or any violation of any applicable law or regulation with respect to the Data Center, and/or (v) any negligence, act, or omission, in whole or in party, by BGDE. For the avoidance of doubt, BGDE shall not be required to indemnify Customer for any losses to the extent caused by Customer’s negligence, gross negligence, willful misconduct or material breach of this Agreement.

11	Confidentiality

11.1	From time to time during the term of this Agreement, either Party (as the “Disclosing Party”) may disclose or make available to the other Party (together with its affiliates, employees and representatives, the “Receiving Party”) certain non-public, proprietary, technical, financial, operational, commercial, or security-sensitive information relating to the joint mining operations, including without limitation: information concerning mining equipment performance, hashrate, uptime data, operational procedures, maintenance records, allocation of mining proceeds, wallet addresses, payout mechanisms, electricity tariffs, site layout and design, safety protocols, security measures, business models, and any other information that, by its nature or the circumstances of disclosure, a Party would reasonably deem to be sensitive, proprietary, or confidential (collectively, “Confidential Information”). For clarity, the terms of this Agreement constitute “Confidential Information” defined herein.

11.2	Confidential Information shall not include information that:

(1) is or becomes publicly available through no breach of this Clause 11 by the Receiving Party;

(2) is or becomes available to the Receiving Party on a non-confidential basis from a third party not prohibited from disclosing such information;

(3) was lawfully in the Receiving Party’s possession prior to disclosure by the Disclosing Party; or

(4) is independently developed by the Receiving Party without reference to or use of the Disclosing Party’s Confidential Information.

11.3	The Receiving Party shall:

(1) protect and safeguard the Disclosing Party’s Confidential Information using at least the same degree of care it uses to protect its own confidential information, but no less than a commercially reasonable degree of care;

(2) use the Confidential Information solely for the purpose of performing its obligations, exercising its rights, and conducting activities contemplated under this Agreement, and not for any other purpose; and

(3) not disclose such Confidential Information to any third party except to the Receiving Party’s Affiliates and its or their employees, officers, directors, agents, contractors, advisers, including legal counsel, auditors, lenders, insurers, financing sources, professional advisors, or service providers who have a strict need to know such information for the purposes contemplated under this Agreement and who are bound by confidentiality obligations no less protective than those contained herein. Notwithstanding the foregoing, the Receiving Party may, but is not required to, issue a press release announcing the execution of this Agreement between the Parties and general terms reflecting the impact to its business, the content of which shall be subject to the Disclosing party’s prior written approval, not to be unreasonably withheld or delayed.

11.4	If the Receiving Party is required by applicable law, regulation, court order, or governmental authority to disclose any Confidential Information, it may do so; provided, however, that the Receiving Party shall, to the extent legally permissible, use commercially reasonable efforts to give the Disclosing Party prompt prior written notice of such requirement to allow the Disclosing Party, at its sole cost and expense, to seek a protective order or other appropriate remedy. The Receiving Party shall disclose only that portion of the Confidential Information that it is legally required to disclose and shall use commercially reasonable efforts to ensure that such Confidential Information is treated confidentially by the receiving authority. Nothing in this Clause shall require the Receiving Party to delay compliance with any lawful disclosure obligation or expose it to liability for failure to disclose.

11.5	Notwithstanding anything to the contrary herein, the Receiving Party may disclose Confidential Information to the extent required to comply with applicable securities laws, stock exchange listing rules, or other disclosure obligations applicable to a publicly listed company; provided, however, that the Receiving Party shall, to the extent legally permissible, use commercially reasonable efforts to (a) provide prior written notice to the Disclosing Party of the required disclosure, and (b) limit such disclosure to only the specific information required to be disclosed. The Parties shall cooperate in good faith to agree on the content of any such disclosure, including seeking confidential treatment where available.

11.6	The obligations of confidentiality set forth in this Clause 11 shall survive the expiration or termination of this Agreement and shall continue in full force and effect until the applicable Confidential Information no longer qualifies as confidential under Clause 11.

12	Intellectual Property

12.1	General

Nothing in this Agreement shall be deemed to grant to either Party any rights or licenses, by implication, estoppel or otherwise, to any of the other Party’s Intellectual Property. Neither Party shall contest or challenge, or assist any third party in contesting or challenging, the validity or enforceability of any of the other Party’s Intellectual Property. For the avoidance of doubt, nothing in this Agreement restricts either Party’s ownership or use of its pre-existing Intellectual

Property, general know-how, operational experience, or independently developed technologies, provided that Confidential Information is not misused.

12.2	Use of Trademarks

Subject to Clause 11.4 and Clause 11.5, neither Party may use the other Party’s trademarks, service marks, trade names, copyrights, other Intellectual Property or other designations in any promotion, publication or press release without the prior written consent of the other Party.

12.3	No Reverse Engineering

The Parties acknowledge that each Party owns or maintains equipment, proprietary firmware, and software. Neither Party shall, and shall not permit any third party to, directly or indirectly: (i) reverse engineer, decompile, disassemble, or attempt to derive the source code, object code, underlying structure, ideas, algorithms, or know-how of the other Party’s equipment or software; (ii) modify, translate, or create derivative works of any Party’s software; or (iii) copy, rent, lease, distribute, pledge, assign, or otherwise transfer or encumber rights to any Party’s equipment. Notwithstanding the foregoing, nothing in this Clause shall prohibit BGDE from performing in the ordinary course and scope of business hosting, monitoring, diagnostic, maintenance, troubleshooting, or security activities that do not involve reverse engineering or unauthorized modification of Customer software.

12.4	License to Use

Customer hereby grants to BGDE a non-exclusive, non-transferable, and revocable license to use Intellectual Property embedded in Customer Equipment or Customer Software solely during the Term of the Agreement and pursuant to this Agreement.

12.5	Ownership of Improvements

Any and all suggestions, enhancement requests, recommendations, or other feedback provided by BGDE to Customer relating to Customer Equipment or Customer Software, and any improvements, modifications, or derivative works thereof (collectively, “Improvements”), whether developed by Customer, BGDE, or jointly, shall be the sole and exclusive property of Customer. BGDE hereby assigns to Customer all right, title, and interest in and to such Improvements and agrees to execute such documents as may be reasonably necessary to perfect Customer’s ownership of such Improvements. For the avoidance of doubt, Improvements shall not include any infrastructure designs, operational processes, data center systems, monitoring tools, site-level procedures, security practices, or other technologies solely developed by BGDE in the ordinary course of operating the Data Center, all of which shall remain the exclusive property of BGDE.

12.6	Equitable Relief

Each Party acknowledges that a breach or threatened breach of this Clause 12 may cause the other Party irreparable harm for which monetary damages would be an inadequate remedy. Accordingly, in addition to any other remedies available at law or in equity, the non-breaching Party shall be entitled to seek injunctive or other equitable relief to prevent or restrain any such breach or threatened breach, without the necessity of proving actual damages or posting any bond or other security.

13	No Other Representations

The Parties have not made or relied upon any representations, understandings, or other agreements not specifically set forth in this Agreement.

14	Whole Agreement

This Agreement and the Schedules in this Agreement represent the whole Agreement between the Parties and is a final, complete and exclusive statement of the terms of this Agreement. No course of prior dealing between the Parties shall be relevant or admissible to supplement, explain, or vary any of the terms of this Agreement.

15	Waiver; Severability

The waiver of any breach or default does not constitute the waiver of any subsequent breach or default. If any provision of this Agreement is held to be illegal or unenforceable, it shall be deemed amended to conform to the applicable laws or regulations, or, if it cannot be so amended without materially altering the intention of the Parties, it shall be stricken, and the remainder of this Agreement shall continue in full force and effect.

16	Amendment

Amendments, modifications, or supplements to this Agreement must be in writing signed by authorized representatives of both Parties.

17	Assignment

Neither Party shall assign all or any part of its rights or obligations under this Agreement to any third party without the prior written consent of the other Party, which consent shall not be unreasonably withheld, conditioned, or delayed; provided, however, that either Party may assign this Agreement, in whole or in part, without such consent (but a prior notice shall be provided) to any of its wholly owned subsidiaries, provided that (i) the assignee expressly assumes in writing all obligations of the assigning Party under this Agreement, (ii) the financial standing of the assignee is not materially worse than that of the assigning Party; and (ii) the assigning Party shall remain fully responsible and liable for the performance of such obligations..

18	Force Majeure

18.1	If either Party (the “Affected Party”) is prevented from or materially delayed in performing any of its obligations under this Agreement due to a force majeure event (a “Force Majeure Event”), being an event or circumstance that: (a) is beyond the reasonable control of the Affected Party and (b) was not reasonably foreseeable, or, if foreseeable, was unavoidable and insurmountable despite the exercise of reasonable diligence, and which renders performance of this Agreement objectively impossible or impracticable in whole or in part, then the performance of the affected obligations shall be suspended for the duration of the Force Majeure Event, to the extent and for so long as such event continues. Force Majeure Events include, but are not limited to, flood, fire, drought, typhoon, earthquake, epidemic or pandemic, other acts of God, transportation accidents, labor strikes or work stoppages, riots, civil disturbances, acts of terrorism, war (declared or undeclared), or other similar events of a comparable nature. For the avoidance of doubt, the failure of either Party to obtain, maintain, renew, or comply with any required permits, licenses, governmental approvals, export regulations, tariffs, embargos, zoning or land-use requirements, utility approvals or interconnection requirements, or landlord or other third-party consents or agreements shall not constitute a Force Majeure Event. Curtailment events, demand response events, or grid-directed load reductions addressed herein shall be governed solely as addressed and shall not constitute a Force Majeure Event.

18.2	The Party claiming to have been affected by a Force Majeure Event shall notify the other Party in writing of the occurrence of the Force Majeure Event as soon as practicable and shall provide the other Party with the appropriate evidence concerning such event and its duration by an agreed notice within five (5) Local Business Days after the occurrence of such Force Majeure Event. The Party claiming that a Force Majeure Event renders its performance of this Agreement objectively impossible or impractical shall have the liability to use reasonable efforts to eliminate or mitigate the effect of such Force Majeure Event on its performance of its obligations under this Agreement.

18.3	The Parties shall, immediately after occurrence of a Force Majeure Event, determine how to perform this Agreement through friendly negotiations. After the elimination or termination of the Force Majeure Event, the Parties shall immediately resume performance of their respective obligations under this Agreement.

19	Governing Law and Venue

19.1	This Agreement shall be construed and governed according to the laws of the State of Delaware, USA, without regard to Delaware’s conflicts of law rule or principle thereof.

19.2	Consent to Jurisdiction. Each of the Parties hereby irrevocably consents and agrees that any legal action or proceedings brought to enforce any arbitral award granted pursuant to may be brought in the federal or state courts located in the City of Fort Worth, Texas and by execution and delivery of this Agreement, each of the Parties hereby (i) accepts the jurisdiction of the foregoing courts for purposes of enforcement of any such arbitral award, (ii) irrevocably agrees to be bound by any final judgment (after any appeal) of any such court with respect thereto, and (iii) irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceedings with respect hereto brought in any such court, and further irrevocably waives to the fullest extent permitted by law any claim that any such suit, action or proceedings brought in any such court has been brought in an inconvenient forum. Each of the Parties agrees that a final judgment (after any appeal) in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner to the extent provided by law.

19.3	WAIVER OF JURY TRIAL. SOLELY TO THE EXTENT ALLOWABLE UNDER APPLICABLE LAW, EACH PARTY HEREBY, TO THE FULLEST EXTENT PERMITTED BY LAW, WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT.

20	Relationship of the Parties

The Parties agree that their relationship hereunder is in the nature of independent contractors. Neither Party shall be deemed to be the agent, partner, joint venturer, or employee of the other, and neither shall have any authority to make any agreements or representations on the other’s behalf. Each Party shall be solely responsible for the payment of compensation, insurance and taxes of its own personnel, and such personnel are not entitled to the provisions of any employee benefits from the other Party. Neither Party shall have any authority to make any agreements or representations on the other’s behalf without the other’s written consent.

21	Notices

Notices hereunder shall be deemed properly given when delivered, if delivered in person, or when transferred via overnight courier and upon delivery, or in the case of email twenty-four (24) hours from being sent. Notices shall be delivered to the addresses indicated below until such time as either Party informs the other in writing of a change:

To Customer

Attention:

Address:

E-mail:

To BGDE

Attention:	Kaliste Saloom, General Counsel
Address:	950 Railroad Avenue, Midland, PA 15059
Contact Number:	(724) 683-9238
E-mail:	Kaliste.Saloom@BigDigital.Energy Legal@BigDigital.Energy

22	Survival

Those obligations that expressly or by their nature survive or extend beyond this Agreement, including any termination or expiration thereof, shall so survive. Such obligations include, without limitation, all payment, indemnity, confidentiality, insurance, and risk allocation provisions. This Clause applies irrespective of which Party terminates this Agreement.

23	Interpretation

Any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not apply to the interpretation and construction of this Agreement, and this Agreement shall be construed as having been jointly drafted by the Parties. Unless otherwise stated in this Agreement: (a) The titles and headings for particular paragraphs, clauses and subclauses of this Agreement have been inserted solely for reference purposes and shall not be used to interpret or construe the terms of this Agreement; (b) words importing the singular include the plural and vice versa where the context so requires; (c) references to days, dates and times are to the days, dates and times of the Relevant Jurisdiction, unless otherwise indicated; (d) any reference to a code, law, statute, statutory provision, statutory instrument, order, regulation or other instrument of similar effect shall include any re-enactment or amendment thereof for the time being in force; (e) the attached Schedules referenced or attached hereto shall form part of this Agreement and shall have effect as if set out in full in the body of this Agreement, and any reference to this Agreement includes such attachments; and (f) “$”, “US$”, “US dollar”, “US dollars”, “dollar” and “dollars” denote lawful currency of the United States of America.

24	Counterparts

This Agreement may be executed in one or more counterparts, all of which when fully executed and delivered by both Parties to this Agreement and taken together shall constitute a single agreement, binding against each of the Parties. To the maximum extent permitted by law or by any applicable governmental authority, this Agreement may be transmitted by electronic mail (including pdf) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

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SIGNATURE PAGE

The parties signing below represent that they are authorized to enter into this Agreement on behalf of the respective Parties.

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed by their duly authorized representatives as of the day and year first above written.

FOR AND ON BEHALF OF BIG DIGITAL ENERGY, LLC (CUSTOMER):

/s/ Josh Kilgore
Josh Kilgore Managing Member

FOR AND ON BEHALF OF BIG DIGITAL ENERGY, INC. (BGDE):

/s/ Phil Stanley
Phil Stanley
Chief Executive Officer

Schedule A

Address of the Data Center: 950 Railroad Avenue, Midland, PA 15059, USA

Requirements of the Data Center

Infrastructure	Facility	MDC
Power	Power Supply	Total power = Number of miners × Theoretic power
	Voltage	415/480V, three-phase; 20A per break (C19/C20)
Cooling	Air-cooled MDC	air-cooled modular data center
Network	LAN	RJ45 Ethernet; dual fiber
CCTV	Coverage	/Outside/Perimeter
Capacity	Allocated Load	120MW (Includes AUX load)

Schedule B

Customer Equipment

Where the Customer Equipment is shipped to the Data Center in batches, the quantity of each batch shall be jointly verified and confirmed in writing by both Parties upon delivery and acceptance of such batch.

Batch #	Shipment Date	Deployment Date	Term Service	Equipment Model	Quantity	Hash Ra

See attached for more details.

Schedule C

NOT USED

Schedule D

Curtailment Program

Definition and Scope

For the purposes of this Schedule, the following terms shall have the meanings set forth below. Any term defined elsewhere in this Agreement not in conflict with the definitions of this Schedule shall have the meanings assigned to them. Any term not otherwise defined herein shall have its commonly understood meaning unless the context clearly requires otherwise.

(a)	“Curtailment” means any reduction or suspension of power delivery to Customer’s Hosted Miners arising from: (i) PJM’s Economic Response Program (ERP), with any Net Benefits Credit or other program compensation attributable to Customer’s load reduction shared between the Parties in accordance with the Proceeds Sharing Ratio set forth in this Agreement; (ii) Five Coincident Peak (5CP), a voluntary load reduction initiated by BGDE in response to PJM capacity market mechanics; (iii) a grid-wide power emergency or mandatory load shed directive issued by PJM or an applicable reliability authority; or (iv) Any new PJM demand response or grid reliability program mutually agreed in writing by the Parties that generates revenue or credit allocable to Customer’s load reduction, with such proceeds shared between the Parties in accordance with the Proceeds Sharing Ratio set forth in this Agreement.

(b)	“CSP” means BGDE’s curtailment service provider.

(c)	“Curtailment Event Period” means a period of time occurring within the Billing Period in which the Parties are generating revenue from the CSP through BGDE’s Economic Demand Response Program. There can be several Curtailment Event Periods that can occur within a Billing Period.

(d)	Curtailment Program Revenue means credits, payments, or proceeds received from CSP in connection with the Facility’s participation in the Economic Demand Response Curtailment program, shared between the Parties according to the Profit-Share percentages in the Agreement. Curtailment Program Revenue is net of all fees, commissions, and other charges for the reduction of power utilized by the Hosted Miners and the MDC Infrastructure at the time of curtailment.

(e)	“Economic Demand Response Curtailment Program” also known as “Price Response” or “Voluntary Curtailment” in this Agreement refers to the PJM Interconnection wholesale market program(s) that allow an energy user, via a CSP, to offer a voluntary reduction in electricity demand. Participants commit to curtailing their energy usage when the wholesale electricity price in the relevant PJM market exceeds a pre-determined or “Strike” Price. Compensation is earned based on the amount of load reduced and market prices during the Curtailment Event Period, provided the reduction meets PJM’s defined market rules, including the Net Benefits Test and specific metering and performance verification requirements outlined in the PJM Tariff and Manuals.

(f)	“LMP” means Locational Marginal Pricing.

(g)	“Net Benefit Price” means the minimum power price permitted as a Strike Price as prescribed by PJM on a monthly basis. BGDE will provide the Net Benefit Price to Customer on the last day or each month for the following month.

(h)	Strike Price means the power-price threshold jointly determined by the Parties using a Strike Price Calculator tool at which the Economic Demand Response Curtailment program becomes more profitable than continuous operation of the Hosted Miners.

(i)	Strike Price Calculator” means the calculating tool used by BGDE to determine the adopted “Strike Price” which is used by Customer to determine the highest return from mining BTC or CSP Earnings based on a set of forward-looking assumptions. Customer and BGDE may change the Strike Price, or the methodology of calculating the Strike Price with written mutual agreement.

(j)	Voluntary Power-Off means a Customer-requested temporary shutdown of load for maintenance or operational purposes, subject to BGDE’s approval.

Curtailment Program Mechanics

a)	The Parties shall jointly participate in PJM Curtailment or CSP programs, with BGDE maintaining operational responsibility for execution, compliance, and reporting.

b)	Curtailment Program Revenue shall equal the prevailing PJM Real-Time LMP multiplied by curtailed MWh attributable to Customer’s Hosted Miners during the applicable Curtailment Event Period.

c)	Curtailment Program Revenue shall be shared in accordance with the Proceeds Sharing Ratio.

d)	Curtailment Program Revenue shall be allocated and settled through the same monthly reconciliation process used for Mining Costs and Net Mining Proceeds, unless otherwise mutually agreed in writing.

e)	Participation in CSP or demand-response programs is subject to acceptance by PJM and the CSP; non-acceptance shall not constitute a breach by either Party.

Mandatory Curtailment (if applicable).

The Parties acknowledge and agree that, from time to time, BGDE may be required by the Grid Authority to interrupt or reduce the provision of power to the Data Center in accordance with such Grid Authority’s requirements. In such circumstances, and only for so long as they exist, BGDE may reduce the number of megawatts available for use by Hosted Miners at Data Center for a period of time in accordance with such requirements (a “Mandatory Curtailment”). BGDE shall use commercially reasonable efforts to provide Customer with prior written notice of any such Mandatory Curtailment to the extent practicable under the circumstances. For the avoidance of doubt, Customer shall have no obligation, liability, or responsibility for any costs, expenses, losses, margin calls, settlement obligations, collateral requirements, or other amounts of any kind arising from, relating to, or incurred in connection with BGDE’s power cost hedging strategies.

New Voluntary Curtailment Opportunities (if applicable).

Apart from what is specified herein, BGDE shall formally consult with and keep Customer informed during the evaluation of any new Voluntary Curtailment for the purpose of assessing the compatibility of such programs with the Hosted Miners, including, without limitation, the operational response capabilities and technical requirements of the Hosted Miners. The Parties shall agree in good faith to accept such new Voluntary Curtailment policies which provide for increased revenue over current operations.

Strike Price and Calculation Tool

(a)	The Parties shall jointly utilize a Strike Price Calculator separately provided to Customer, an example of which is attached herein as Schedule E, and to establish daily or periodic Strike Prices. The Party’s agree that BGDE shall provide the necessary inputs into the Strike Price Calculator, and the results thereof shall be accepted by the Parties as the sole controlling determination of the Strike Price, until a change is requested by BGDE and agreed upon by both Parties in written mutual agreement.

(b)	The Calculator shall reflect DUQ Zone LMP, Net Benefit Price, and other PJM and market-based parameters and the methodology may be updated from time to time by mutual agreement in writing or through an amendment to the Agreement.

(c)	The Parties agree that the Strike Price shall be at least equal to the Net Benefit Price, unless otherwise agreed to by the parties in writing.

Communication and Notification Protocol

(a)	BGDE shall provide written notice of all Curtailment actions to Customer as soon as practical but will give its best endeavor to give such notice no less than eight (8) hours prior to implementation, including: (i) expected start time and projected duration; (ii) MW load reduction attributable to Customer’s Hosted Miners; and (iii) causes for curtailment. Where advance notice is not practicable due to grid stability or safety requirements, BGDE shall notify Customer no later than one (1) hour following commencement with the same information. No minimum MW threshold or materiality requirement applies to the notice obligations herein.

(b)	Emergency actions shall be documented in writing within twenty-four (24) hours after execution.

Metering and Verification

(a)	Power usage and curtailed MWh shall be measured using revenue-grade metering equipment.

(b)	Both Parties shall have reasonable access to meter data for verification of Curtailment Program Revenue and profit-share reconciliations.

(c)	Disputes regarding meter data shall be resolved under the dispute-resolution procedure of this Agreement.

Audit and Settlement Transparency

(a)	All Curtailment Program Revenue calculations, Strike Price determinations, and credit settlements shall be documented and made available for joint review upon reasonable notice.

Market Limitations and Disclaimer

(a)	The Parties acknowledge that PJM market pricing, settlement delays, and Curtailment Program Revenue outcomes are outside their control and that no minimum revenue is guaranteed.

(b)	No failure of the PJM or CSP market to issue credits or payments shall constitute a breach by either Party.

Schedule E

Strike Price Calculator

Mechanics and Purpose

The strike price calculator is used to calculate the specific LMP index price where it becomes more profitable to curtail vs mine. The model accounts for the price paid on a hedge (if applicable), BTC environment, Hosted Miner performance, and curtailment mechanics. These assumptions (for simulation purposes only, to identify the inputs and methodology used to determine the Strike Price, and do not constitute the operative Strike Price during program participation. The Strike Price shall be mutually agreed by the Parties prior to submission to the program operator.), output the recommended strike price, specific mining revenue/HR, mining GP% at point of strike price and breakeven price.

**	The strike price output when a hedge is used may not be as preferential because the GP% does not change based on the price of index. It does still provide the strike price where the total value of CSP rises above the value of gross profit from mining.

***	With respect to the “Curtailment Voltus Fee”, BGDE agrees to provide a true copy of the credit settlement invoice issued by the Curtailment Service Provider for Customer to review and verify.

Strike Price

●	Strike Price (/MWh) =Mining Revenue (/MWh) - Mining cost ($/MWh)

Curtailment Revenue

●	Program trigger condition: RT LMP > NBP (required for PJM Economic Response dispatch)

●	Curtailment decision: RT LMP ≥ Strike Price

●	Both conditions must be true simultaneously for a curtailment event to occur and generate revenue

●	Curtailment Revenue ($/hr) = RT LMP($/MWh) x MW x (1-Voltus Fee (%))

Breakeven

●	Breakeven when: Mining Revenue (/MWh) -MiningCost(/MWh) = 0

**	The Breakeven price determines the maximum allowance of CSP (Voltus) Revenue to customer unless covered by a hedge

Mining GP$ and CSP Revenue shall be based on each iteration of index price on the “BTC” tab.